EX-99.IRANNOTICE

Iran-Related Activities Disclosure

Disclosure Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act and Section 13(r) of the Securities Exchange Act of 1934

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934 (the “Exchange Act”) require an issuer to disclose in its annual and quarterly reports whether it or any of its affiliates have knowingly engaged in specified activities or transactions relating to Iran. Blackstone Senior Floating Rate 2027 Term Fund (the “Fund”) is required to include certain disclosures in its periodic reports if the Fund or any of its “affiliates” (as defined in Rule 12b-2 under the Exchange Act) knowingly engaged in certain specified activities, transactions or dealings relating to Iran or with certain individuals or entities targeted by United States’ economic sanctions during the period covered by the report. Disclosure is generally required even where the activities, transactions or dealings were conducted in compliance with applicable law. Neither Blackstone Alternative Credit Advisors LP nor any of its controlled affiliates or subsidiaries knowingly engaged in any of the specified activities relating to Iran or otherwise engaged in any activities associated with Iran during the reporting period. However, because the SEC defines the term “affiliate” broadly, it includes any person or entity that is under common control with the Fund as well as any entity that controls the Fund or is controlled by the Fund.

Blackstone Inc. (“Blackstone”), which may be considered the Fund’s affiliate, included the disclosure reproduced below in its Annual Report on Form 10-K for the fiscal year ended December 31, 2024. The Fund has not independently verified or participated in preparation of this disclosure:

“Mundys S.p.A. (formerly “Atlantia S.p.A.”) provided the disclosure reproduced below in connection with activities during the fiscal year ended December 31, 2024. We have not independently verified or participated in the preparation of this disclosure.

‘Disclosure pursuant to Section 13(r) of the Securities Exchange Act of 1934. Funds affiliated with Blackstone first invested in Mundys S.p.A. on November 18, 2022 in connection with the voluntary public tender offer by Schema Alfa S.p.A. for all of the shares of Mundys S.p.A., pursuant to which such funds obtained a minority non-controlling interest in Mundys S.p.A. Mundys S.p.A. owns and controls Aeroporti di Roma S.p.A. (“ADR”), an operator of airports in Italy including Leonardo da Vinci-Fiumicino Airport. Iran Air has historically operated periodic flights to and from Leonardo da Vinci-Fiumicino Airport as authorized, from time to time, by an aviation-related bilateral agreement between Italy and Iran, scheduled in compliance with European Regulation 95/93, and approved by the Italian Civil Aviation Authority. ADR, as airport operator, is under a mandatory obligation to provide airport services to all air carriers (including Iran Air) authorized by the applicable Italian authority. The relevant turnover attributable to these activities (whose consideration is calculated on the basis of general tariffs determined by such independent Italian authority) in the fiscal year ended December 31, 2024 was less than €210,000. Mundys S.p.A. does not track profits specifically attributable to these activities.’”